$30,000,000 Goldman Sachs Bank USA Callable Fixed Rate Notes due 2029

We will pay you interest on your bank notes (the “notes” or the “offered notes”) at a rate of 4.60% per annum from and including the original issue date (May 15, 2026) to but excluding the stated maturity date (May 15, 2029). Interest will be paid on each interest payment date (May 15 and November 15 of each year). The first such payment will be made on the first interest payment date (November 15, 2026).

In addition, we may redeem the notes at our option, in whole but not in part, on each redemption date (each February 15, May 15, August 15 and November 15 on or after November 15, 2027), upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date.

	Per Note	Total
Initial price to public	100%	$30,000,000
Underwriting discount	0.2%	$60,000
Proceeds, before expenses, to Goldman Sachs Bank USA	99.8%	$29,940,000

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from the original issue date and must be paid by the purchaser if the notes are delivered after the original issue date.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

The notes are not deposits of Goldman Sachs Bank USA and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The notes are subordinated to claims of depositors and are unsecured.

The notes have not been and will not be registered under the U.S. Securities Act of 1933 (“Securities Act”). The notes are being offered and sold in reliance upon an exemption from registration provided in Section 3(a)(2) of the Securities Act.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying offering circular supplement or the accompanying offering circular. Any representation to the contrary is a criminal offense.

The notes evidence liabilities solely of Goldman Sachs Bank USA, and are not obligations of or entitled to the benefits of any guarantee of The Goldman Sachs Group, Inc. or any other affiliate of Goldman Sachs Bank USA.

Goldman Sachs & Co. LLC is an affiliate of Goldman Sachs Bank USA and, as such, will have a “conflict of interest” in this offering of the notes within the meaning of Financial Industry Regulatory Authority, Inc. Rule 5121. See “Supplemental Plan of Distribution – Conflicts of Interest” on page PS-7 of this pricing supplement.

Goldman Sachs & Co. LLC

Pricing Supplement No. 195 dated May 13, 2026.

About Your Notes

The notes are part of the Bank Notes, Series A program of Goldman Sachs Bank USA. This offering circular includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•
Offering circular supplement dated October 17, 2024 (available at https://www.goldmansachs.com/disclaimer/gsbankusa/gs-bank-3a2-offeringcircular-supplement-17oct2024.pdf)
•
Offering circular dated October 17, 2024 (available at https://www.goldmansachs.com/disclaimer/gsbankusa/gs-bank-3a2-offeringcircular-17oct2024.pdf)

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Goldman Sachs Bank USA may use this pricing supplement in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of Goldman Sachs Bank USA may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs Bank USA or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SPECIFIC TERMS OF THE NOTES

Please note that in this pricing supplement, references to “we”, “our” and “us” mean only to Goldman Sachs Bank USA and not to The Goldman Sachs Group, Inc.; references to “The Goldman Sachs Group, Inc.” refer only to The Goldman Sachs Group, Inc. and not to its subsidiaries or affiliates, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, in this pricing supplement, references to “holders” mean those who own notes registered in their own names, on the books that we or the fiscal agent maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying offering circular, under “Legal Ownership and Book-Entry Issuance”. References to the “fiscal agency agreement” in this pricing supplement mean the fiscal agency agreement, dated March 6, 2018, between Goldman Sachs Bank USA and The Bank of New York Mellon, as fiscal agent.

This pricing supplement no. 195 dated May 13, 2026 (pricing supplement) and the accompanying offering circular dated October 17, 2024 (accompanying offering circular), relating to the notes, should be read together. Because the notes are part of a series of our bank notes called Bank Notes, Series A, this pricing supplement and the accompanying offering circular should also be read with the accompanying offering circular supplement, dated October 17, 2024 (accompanying offering circular supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying offering circular or accompanying offering circular supplement, unless the context requires otherwise.

The notes will be issued under the fiscal agency agreement, dated March 6, 2018, between Goldman Sachs Bank USA and The Bank of New York Mellon, as fiscal agent. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying offering circular supplement and accompanying offering circular and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Fixed Rate Notes due 2029

Issuer:  Goldman Sachs Bank USA

Principal amount: $30,000,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: May 13, 2026

Original issue date:  May 15, 2026

Stated maturity date:  May 15, 2029

Interest rate: 4.60% per annum

Supplemental discussion of U.S. federal income tax consequences: It is the opinion of Sidley Austin llp that interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note.

Interest payment dates:  May 15 and November 15 of each year, commencing in November 2026 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment day may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA), as further discussed under “Additional Information About the Notes — Day Count Convention” on page PS-5 of this pricing supplement

Business day: each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each redemption date (each February 15, May 15, August 15 and November 15 on or after November 15, 2027), upon at least five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None	FDIC: The notes are not bank deposits of Goldman Sachs Bank USA and are not insured by the Federal

ERISA: as described under “Employee Retirement Income Security Act” on page 71 of the accompanying offering circular

CUSIP no.:  38151GAV3

ISIN no.:  US38151GAV32

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance of Notes” in the accompanying offering circular for more information about notes issued in book-entry form

Defeasance applies as follows:

•
full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes
•
covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are subordinated to claims of depositors and are unsecured.

Calculation Agent: Goldman Sachs & Co. LLC

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Please see the discussion under “United States Taxation — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying offering circular for a description of the applicability of FATCA to payments made on your notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying offering circular under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

In addition to this pricing supplement, the following provisions are hereby incorporated into the global master note: the description of the following unadjusted business day convention appearing under “Description of Notes We May Offer — Calculation of Interest on Notes — Business Day Conventions” in the accompanying offering circular and the section “Description of Notes We May Offer — Defeasance and Covenant Defeasance” in the accompanying offering circular.

Day Count Convention

As further described under “Description of Notes We May Offer – Calculation of Interest on Notes – Interest Rates and Interest” in the accompanying offering circular, for each interest period the amount of accrued interest will be calculated by multiplying the principal amount of the note by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the per annum interest rate by a factor resulting from the 30/360 (ISDA) day count convention. The factor is the number of days in the interest period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 – D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each redemption date, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Notes We May Offer — Notices” in the attached offering circular. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying offering circular supplement and the accompanying offering circular. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying offering circular supplement and the accompanying offering circular and is subject to the limitations and exceptions set forth therein.

Interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. holder. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying offering circular) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Goldman Sachs Bank USA has agreed to sell to Goldman Sachs & Co. LLC, and Goldman Sachs & Co. LLC has agreed to purchase from Goldman Sachs Bank USA, the aggregate principal amount of the offered notes specified on the front cover of this pricing supplement. Goldman Sachs & Co. LLC proposes initially to offer the notes to the public at the initial price to public set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.2% of the principal amount. If all of the offered notes are not sold at the initial price to public, the underwriter and/or dealers may change the offering price and the other selling terms.

In the future, Goldman Sachs & Co. LLC or other affiliates of Goldman Sachs Bank USA may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. Goldman Sachs Bank USA estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying offering circular.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes may not be offered or sold outside of the United States. No action has been taken to permit a public offering in any jurisdiction outside the United States where action would be required for such purpose.

The notes will not be listed on any securities exchange or interdealer quotation system.

Conflicts of Interest

Goldman Sachs & Co. LLC is an affiliate of Goldman Sachs Bank USA and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. Goldman Sachs & Co. LLC will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying offering circular supplement or the accompanying offering circular. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying offering circular supplement and the accompanying offering circular is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying offering circular supplement and the accompanying offering circular is current only as of the respective dates of such documents.

$30,000,000

Goldman Sachs Bank USA

Callable Fixed Rate Notes due 2029

____________

____________

Goldman Sachs & Co. LLC